UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

English translation of a Relevant Event filed with the Bolsa Mexicana de Valores (Mexican Stock Exchange) on December 26, 2014.

* * *

PETRÓLEOS MEXICANOS

Date: December 26, 2014

MEXICO, D.F.

Petróleos Mexicanos’ Payment to the Federal Government of Mexico

In accordance with Article 6 of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Revenue Law for 2014), relating to Article 1, Section 6.2.01.05 of such law, the penultimate paragraph of Article 26 of the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law of Budget and Fiscal Accountability) and the third paragraph of the fourteenth transitional article of the Ley de Petróleos Mexicanos (Law of Petróleos Mexicanos), the Ministry of Finance and Public Credit mandated a payment to the federal government of the United Mexican States (the “Mexican Government”), which was paid by Petróleos Mexicanos in December 2014 with the objective of maximizing the benefits of the public sector’s financial assets. This payment represents a Ps. 50,000,000,000.00 (fifty billion Mexican pesos) decrease in equity of Petróleos Mexicanos and was recorded as a Ps. 50,000,000,000.00 (fifty billion Mexican pesos) net decrease in Mexican Government contributions to Petróleos Mexicanos.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos By: /s/ Carlos Caraveo Sánchez Carlos Caraveo Sánchez Associate Managing Director of Finance

Date: December 29, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•                    exploration and production activities, including drilling;

•                    activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•                    projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•                    changes in international crude oil and natural gas prices;

•                    effects on us from competition, including on our ability to hire and retain skilled personnel;

•                    limitations on our access to sources of financing on competitive terms;

•                    our ability to find, acquire or gain access to additional reserves and to develop the reserves that it obtains successfully;

•                    uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•                    technical difficulties;

•                    significant developments in the global economy;

•                    significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);

•                    developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.